ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

June 18, 2024

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Registration Statement on Form 10 Filed May 16, 2024 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of June 11, 2024. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of June 11, 2024, the Company responds as follows:

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed

RESPONSE: We acknowledge that the form 10 would be effective if not withdrawn by this date and our reporting requirements wll be subject to the reporting requirements under Section 13(a) of the Securities Exchange Acto of 1934.

2. Please revise to disclose whether you offer or intend to offer any of your services and products in the U.S. or to U.S. persons, and please revise to include disclosure regarding the policies and procedures you have in place to determine whether the crypto assets and crypto-asset related services and products you offer or intend to offer are not "securities" within the meaning of Section 2(a)(1) of the Securities Act such that you are not facilitating or engaging in transactions in unregistered securities.

RESPONSE: Please see the update to present operations under Item 1. and business operations in the MD&A in section 2 of the form 10 for this response and update. Our Tokenization process and current plans for exchanging digital assets do not currently meet the Howey Test as the current items planned to be tokenized are commodities. There could be a need to register an offering with the SEC if and when certain real estate transactions are tokenized or other digital assets that meet the “Howey Test”. We will review each tokenization process and register the appropriate offerings with the SEC.

3. Please include a risk factor that discusses the risks and limitation of your internal policies and procedures to determine whether the crypto assets and crypto-asset related services and products you offer or intend to offer are “securities” within the meaning of Section 2(a)(1), including that your internal policies and procedures are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at

https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf

RESPONSE: Please see the new risk factor titled “There are inherent risks associated with our limitation of our internal policies and procedures to determine whether crypto assets and crypto-asset related services and products offered or that we intend to offer are “securities” within the meaning of Section 2(a)(1)”

4. Please provide us with your analysis as to your potential status as an investment company under the Investment Company Act of 1940 and add a risk factor that addresses such risk and the impact on your business.

RESPONSE: Our Current analysis is that we are not considered an investment company under the Act of 1940. This status could change depending on certain tokenization of certain assets. The company will continue to monitor closely the changing guidelines and requirements for such companies.

Please see the new risk factor titled “We have a potential requirement to register as an investment company under the Investment Company Act of 1940”

5. We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address:

https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets.

Please consider the issues identified in the sample letter as applicable to your facts and circumstances and revise your disclosure accordingly

RESPONSE: Please see updated information in the present operations section. The company does not currently hold crypto-assets and the bankruptcies of any crypto related company has not had a material effect on our organization.

Business

Prior Operations

Organizational History, page 1

6. We note your disclosure on page 1 that you are involved in digital wallet activities. Tell us whether you intend to provide a service to safe-guard crypto-assets for your customers and if you are therefore obligated to secure these crypto-assets and protect them from loss, theft or other misuse.

RESPONSE: Although our business is related to the creation of digital wallets, we do not intend to provide safe-guard crypto-assets services to our clients. Instead, we create infrastructure solutions for the large corporate and government customers in which end-users can use our digital infrastructure to securely transfer their rights to digital assets from one wallet to another. We do not act as an agent and do not have access to clients' or customers' digital assets.

7. Please expand this section to briefly describe the reverse merger transactions, including a brief description of the business operations of United Heritage and Universa Hub Africa, and the restructuring of your company following the reverse merger

RESPONSE: Please see the updated information in Organizational History.

Present Operations, page 1

8. We note your disclosure on page 1 that you engage in "financial technology and blockchain business worldwide" and that you build "tools to help people in accessing the economy via mobile and digital services." Please disclose the types of applications or tools you have built and are planning to build that assist people in this manner, including disclosure regarding which of your applications or tools are or will be dependent on blockchain technology and the risks and challenges related to such reliance. Disclose whether you have or intend to build your own blockchain or whether you rely or intend to rely on an already existing blockchain. To the extent that you rely or intend to rely on an already existing blockchain, please identify the blockchain. Further, please describe the purpose of such applications or tools, whether they will relate only crypto assets you create or also to third-party crypto assets. To the extent that you have already developed such applications or tools, please disclose the geographic locations where each product and service is currently offered and whether you offer or plan to offer such products and services to U.S. persons. In this regard, we note your disclosure on page 5 that you intend to "provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and Guatemala." Please clarify what you mean by "digital assets from El Salvador," describe the "blockchain tools" you are developing "for entry" to Tunisia and United Arab Emirates and disclose the agreements you have or intend to enter into "in connection with its blockchain products" in Thailand, Indonesia and Guatemala.

RESPONSE: Please see the updated information in current operations. The wording of digital assets from El Salvador was poorly worded. We will be using a license there that will allow us to tokenize assets. These assets might be in different countries and would be gold and other commodities. We will not be offering products and services to US citizens.

9. We note your disclosure on page 1 that "[y]our capital needs are between $5,000,000 and $25,000,000 (varying based on growth strategies)" and your disclosure on page 2 that such capital will need to be raised within the next two years. Please revise to disclose here how you intend to raise such capital and disclose your growth strategies based upon the different levels of capital raised.

RESPONSE: Please see the updated information in current operations.

10. We note your disclosure on page 1 that you are "involved in . . . digital wallet activities." Please describe such "activities," including whether you currently offer or plan to offer wallet services, the jurisdictions in which you offer or intend to offer wallet services, whether your wallet services include taking custody of customer funds and, if so, your security and custody arrangements related to the storage of customer funds, including private keys and the risks that you may be liable for any cybersecurity breach resulting in the loss of customer assets. In addition, please identify the crypto assets that your wallets support or will support?

RESPONSE: We are developing a real-world asset tokenization platform for launch in the jurisdiction of El Salvador, based on our UAE sugar tokenization platform, which was launched in 2021 with Al Khaleej Sugar and DMCC. This platform enables companies to tokenize their Real-World assets and offer them to their customers. As part of the platform, we have developed a client-side web application to organize access to a cryptographically protected private blockchain based on the open-source Universa blockchain, which securely stores claims to assets. This web-based access application has been used in projects in Tunisia (with the Internet Agency of Tunisia and top telecom provider Top Net) and in the UAE (with Al Khaleej Sugar and DMCC). The platform allows end customers to create and store private keys on their computers without transferring them to the system. The digital assets themselves are not stored within our digital infrastructure; they are stored on the phones and computers of clients and their end-client devices. This eliminates the risk of client funds being lost in the event of a server hack. The planned launch of the platform will tokenize clients' assets with the first assets planned to be metallic gold, coffee and real estate.

11. We note your disclosure on page 1 that you are "involved in . . . digital asset tokenization." Please disclose the characteristics of the tokens, the rights of holders, how the rights and characteristics of the token will be memorialized, the blockchain on which the tokens exist, whether you have minted any such tokens to date, how such tokens are issued and transferred, whether there are issuance and transfer restrictions, your AML/KYC procedures, whether a transfer agent is used or will be used, and, if so, the role of the transfer agent, whether the tokens may only be held in your wallet or whether the tokens can be stored in third-party wallets and whether you will be tokenizing "real word assets" yourself, how that process works, including how you will ensure parity between the "real world assets" and their crypto asset equivalents, and whether you will own, store and maintain such "real world assets." In this regard, we note your disclosure on page 1 related to your asset acquisitions. To the extent that you have acquired "real world assets" that you have tokenized or intend to tokenize, please describe such "real world assets."

RESPONSE: We are developing a real-world asset tokenization platform for launch in the jurisdiction of El Salvador, based on our successful sugar tokenization platform in the UAE, which was launched in 2021 with Al Khaleej Sugar. The planned platform will tokenize customer assets, with the first assets planned to be metallic gold, coffee and real estate.

In the case of tokenizing a physical asset stored in a vault, the smart-contract will include information on the amount of the asset stored and controlled by the vault's electronic management system. If it is an bullion product, the serial numbers of all bullions involved in the provision of the issue will be recorded in the smart-contract.

The nodes of the blockchain network that will support the platform in El Salvador will be located in El Salvador and in partner financial institutions/banks. The blockchain network will utilize an open-source version of the Universa blockchain, which does not store client assets on the blockchain but only records of asset transfers between issuers and clients encrypted with sender and receiver keys.

When tokenizing 100 tonnes of sugar in a vault, our client Al Khaleej Sugar blocked 100 tonnes in their vault for tokenization, issued a Sugar Warrant for that volume, and with the control of a special TradeFlow UAE auditing software, we issued a Digital Sugar Warrant for the same volume secured by a paper warrant. The digital sugar warrant was tokenized, and the issuer received 100,000 digital sugar tokens to digitally trade the rights to the physical asset.

Each end customer must undergo a full KYC/AML process in accordance with the regulations of the country in which the tokenization will takes place and in accordance with the requirements of the asset issuer. Technologically, KYC/AML is conducted through the integration of third-party partners recommended by the local market regulator in the chosen jurisdiction. This includes ID verification, passport video verification, verification of the latest utility bill and other procedures.

12. We note that you are building a platform that "enables everyone to access and participate in the global economy and Real-World Assets(RWA) tokenization." Please revise to include more specifics on your platform that is in development including, but not limited to, if applicable, the blockchain on which the platform will run, an estimate of the timeline for the launch of the platform and the activities that you plan to make available to users of your platform and the jurisdictions in which your platform will operate.

RESPONSE: Please see the updated information in current operations.

13. We note your disclosure that your corporate offices are located in Florida and El Salvador, that your main operations will be spread across Central America and Asia and that you plan to "provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and [that you] plan to enter into agreements with . . . Thailand, Indonesia and Guatemala." Please describe the laws and regulations that will have a material impact on your business, whether you are required to obtain governmental licenses and authorizations in the jurisdictions in which you intend to operate and offer your services and products and whether you have obtained such governmental licenses and authorizations. In addition, describe the steps you have taken or intend to take to prevent unauthorized or impermissible customer access to your products and services outside of the jurisdictions in which you have obtained the necessary licenses and authorizations to operate. Also describe the material risks you face from such unauthorized or impermissible customer access to your products and services, and expand the first risk factor on page 2 to describe the jurisdictions in which you are currently seeking licensing and permission to tokenize "real world assets" and the impact to your business if you are unable to obtain such licensing and permission as well as the licensing and authorizations that you are currently seeking related to your other business plans such as your platform and wallet services and the impact to your business if you fail to obtain such licenses and authorizations.

RESPONSE: Please see the updated information in current operations and Risk Factors.

14. We note your disclosure on page 1 that you engage in digital asset trading. Please disclose the nature and extent of your crypto asset trading, including the types of crypto assets you are trading, the platforms or applications you use to trade, your general trading strategy, and whether you have any agreements with any such platforms for trading your crypto assets. In addition, please disclose the crypto assets you hold as of the most recent practicable date and your custody arrangements. To the extent that you use a third-party custodian, please identify the custodian, describe the material terms of your agreement with the custodian, how the custodian will store your private keys, including whether they will be commingled with assets of other customers, the geographic location where the private keys will be stored, whether any entity is responsible for verifying the existence of your crypto assets and whether and to what extent the custodian carries insurance for any losses of the crypto assets it custodies for you.

RESPONSE: Currently, our company does not engage in cryptoasset trading activities and does not own cryptoassets.

When the El Salvador platform is launched, it will enable the transfer of claims to physical assets through a secure platform between issuers and their end clients. The rights to these digital assets will be owned by the issuers and their end clients, but not by our company.

15. Please discuss what business consulting activities you conducted during the past couple of years and whether such consulting services are anticipated to continue under your existing business model. In this regard, we note your disclosure on page 18 regarding the consulting revenue you recognized from consulting services related to blockchain technology software development sales.

RESPONSE: Our company has extensive experience in tokenizing real-world assets and can provide consulting services for the large industrial corporations and government agencies on the ways product tokenization and digitalization of the trading process can be properly implemented. We also plan to provide customized software design and development services for large industrial companies and government agencies. In the last two years, we have consulted the government and banks in Sri Lanka, a major telecom operator in Tunisia (TOPNET), payment institutions in several countries.

16. We note that you plan to carry on the business of one of your subsidiaries in the field of artificial intelligence. Please revise to disclose how and to what extent you plan on developing artificial intelligence as part of your business. Further disclose risks related to artificial intelligence in the Risk Factors section

RESPONSE: Please see the updated information in current operations and Risk Factors.

Risk Factors, page 2

17. We note that you plan to associate your product with El Salvador, Tunisia, United Arab Emirates, Thailand, Indonesia and Guatemala. Please revise to disclose risks related to operating your product in these countries, including whether the regulatory regimes in these countries will impair your ability to operate.

RESPONSE: Please see the updated Risk Factors.

18. Please include risk factor disclosures related to your use of blockchain and crypto technology, including, but not limited to, regulatory and technological risks. To the extent that you utilize blockchain technology that exists today, please include specific risk factors disclosures related to that technology.

RESPONSE: Please see the updated Risk Factors.

The Real World Asset (RWA) Tokenization Market is Highly Competitive and Fragmented, page 3

19. Please revise to disclose the risks associated with "real world asset" tokenization,

including, but not necessarily limited to, future government regulation limiting the scope of activities available to generate revenue and technological difficulties.

RESPONSE: Please see the updated Risk Factors.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Business Operations, page 5

20. Please tell us, and revise your next amendment, to disclose more about your current and planned operations. We note your disclosures on pages 1, 5, and 17 that you are, or plan to be, involved in certain activities:

• p. 1 - "to build tools to help people in accessing the economy via mobile and digital services";

• p. 1 - "you are involved in digital asset tokenization, digital asset trading, and digital wallet activities";

• p. 1 - "the company is building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real- World Assets(RWA) tokenisation"; and

• p. 5 - "The Company intends to carry on the business of UHA as an artificial intelligence and blockchain technology company that utilizes real world tokenization to create a virtual investment vehicle on the blockchain linked to tangible assets such as real estate, precious metals, art and collectibles. The Company intends to provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and Guatemala."

RESPONSE: Please see the updated MD&A

21. Please revise your next amendment to break out the material components of general and administrative expenses. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: We revised the MD&A disclosure with regard to operating expenses to include the following highlighted description of the components of general and administrative expenses.

Operating Expenses

Operating expenses were $18,716 during the year ended December 31, 2023, compared to $14,409 during the year ended December 31, 2022. Operating expenses consisted of $14,946 and $8,083 in salaries and wages and $3,770 and $6,326 in general and administrative expenses during the years ended December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, general and administrative expenses consisted of office and general expenses of $3,223 and $5,739, depreciation expenses of $440 and $454, and business license fees of $107 and $133, respectively.

22. Please revise your next amendment to discuss the material items within Other Income (Expenses) - interest expense, other expenses, other income and impairment expense. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: Please see the updated MD&A with the addition of the following in Other income (Expenses): from the write-off of previously capitalized development costs

Directors and Executive Officers, page 8

23. We note that you indicate that Mr. Athanasiadis is a "director until December 31, 2025" and that he "has been elected to serve as director of the Company until March 31, 2025." Please revise to reconcile these statements. In addition, please briefly describe the business experience during the past five years of each director and executive officer, including each person's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations or employment were carried on.

RESPONSE: The clerical mistake has been corrected and a brief 5-year work history has been added for both directors and officers.

Executive Compensation, page 8

24. We note that you indicated that "Executive Compensation will begin as revenues increase." Please revise to generally disclose on what basis the decision to begin executive compensation will be made and, to the extent known, the amount of such executive compensation.

RESPONSE: The anticipated date of payments beginning has been added.

Recent Sales of Unregistered Securities, page 9

25. We note that you issued 10,000,000 shares of Series A Preferred Stock as founder shares and later transferred those shares to Alexander Borodich on December 28, 2023. Please revise this section to include this information regarding the Series A Preferred Stock.

RESPONSE: Please see the update to Recent Sales of Unregistered Securities. The Preferred shares have been added to the section.

Footnotes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies, page 17

26. Please provide for us your analysis supporting your determination to account for the Merger Transaction as a reverse recapitalization. In your response, specifically address the following:

• Whether the predecessor business of Eco Bright Futures met the definition of a business under ASC 805-10-55-3A through 55-9;

• Your identification of the accounting acquirer under ASC 805-10-55-12;

• How the change of control was affected, either through the issuance of shares, changes in management, or determination of the Board of Directors;

• Your consideration of whether the Merger Agreement should be accounted for as a reverse acquisition under ASC 805-40; and

• Revise your disclosure to more fully comply with ASC 805-10-50-2.

RESPONSE:

805-10-55-3A - The predecessor business, Eco Bright Futures, did not meet the definition of a business under ASC 805-10-55-3A through 55-9, despite its generation of revenues in prior periods from its business of providing energy efficient lighting for multi-family construction. The prior business did not have any real or intellectual property, contracts for materials or rights and employees that would allow it to be sustainable business.

805-10-55-4 - Eco Bright, at the time of acquisition, had ceased all prior operations and its assets consisted of $210 in cash. Eco Bright did not hold any real or intellectual property, have employees beyond its CEO, and had no ability to conduct operations capable of providing economic benefits. Eco Bright was a public shell company.

805-10-55-5A business need not include all the inputs or processes that the seller used in operating that business. However, to be considered a business, the set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Paragraphs 805-10-55-5A through 55-5C provide a practical screen to determine when a set would not be considered a business.

805-10-55-5A – F - There are no gross assets, customer contracts, lists, leases or organized workforce of Eco Bright (exc. Cash), the “value” is in the public entity status.

805-10-55-6 – Eco Bright had limited, concentrated sales over its operating history, but has no liabilities due to its lack of operations, inputs, processes and outputs at the time of merger.

805-10-55-8 – As the operations of Eco Bright were wound down prior to the merger, there are no gross assets, processes, organized workforce, liabilities, customer contracts at the time of the merger agreement.

805-10-55-9 – Eco Bright, with no gross assets, processes, organized workforce, liabilities, customer contracts or business plan at the time of the merger agreement, is not deemed to have any goodwill. The value of Eco bright is in its public reporting status.

805-10-55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

After the merger agreement, the owner of UHA owns the largest portion of the voting rights in the combined entity through the acquisition of the preferred stock of Eco Bright.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

After the merger agreement, the owner of UHA owns the largest portion of the voting rights in the combined entity through the acquisition of the preferred stock of Eco Bright.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

After the merger agreement, majority vote holder has the ability to control the appointment of members of the governing body.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The senior management is currently made up of the former CEO and Director of Eco Bright and Thomax Strgr, Chief Technology Officer and Director, appointed as a result of the acquisition, by Alexander Borodich, the owner of UHA and beneficial owner and registered holder of all preferred stock of the combined entities.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre combination fair value of the equity interests of the other combining entity or entities.

The exchange provided for Alexander Borodich, the owner of UHA, to issue his 100% interest in UHA to Eco Bright in exchange for all of the preferred stock in Eco Bright held by George Athanasiadis.

805-40-05-2 As one example of a reverse acquisition, a private operating entity may want to become a public entity but not want to register its equity shares. To become a public entity, the private entity will arrange for a public entity to acquire its equity interests in exchange for the equity interests of the public entity. In this situation, the public entity is the legal acquirer because it issued its equity interests, and the private entity is the legal acquiree because its equity interests were acquired. However, application of the guidance in paragraphs 805-10-55-11 through 55-15 results in identifying:

1.	a The public entity as the acquiree for accounting purposes (the accounting acquiree)
2.	b The private entity as the acquirer for accounting purposes (the accounting acquirer).

The Merger Agreement was accounted for as a reverse recapitalization based on the evaluations above, whereby Eco Bright, while being deemed the legal acquirer, is accounted for as a capital transaction, whereby UHA issued its equity for the net assets of Eco Bright, followed by a recapitalization of the Eco Bright’s common stock to reflect the equivalent number of Eco Bright’s common stock with the difference being recorded in additional paid-in capital. The consolidated financial statements are based on UHA’s historical financial statements and Eco Bright’s historical financial statements, as adjusted, to give effect to UHA’ reverse recapitalization of Eco Bright.

•	Revise your disclosure to more fully comply with ASC 805-10-50-2

801-10-50-2a and b – name and description of acquiree are in Note 1

On December 20, 2023, the Company entered into a Merger Agreement with United Heritage, Sociedad Anonmima De Capital Variable (“UHA”), a company organized and existing under the laws of El Salvador, with its head office located in San Salvador, El Salvador.

801-10-50-2c – The percentage of voting equity interests acquired has now been added to Note 1 as follows:

The Merger agreement provides for the controlling owner and holder of 10,000,000 shares of the Company’s Series A Preferred Stock to transfer all of the Series A Preferred Stock to the beneficial owner of all of the 2,000 shares of capital stock of UHA, in exchange for the 2,000 shares of common stock being transferred to the Company and immediately retired. The 10,000,000 shares of Series A Preferred Stock have 10 votes per share, or 100,000,000 votes on all matters brought to a vote of stockholders of the Company, representing 99.90% of the total votes available to be cast.

801-10-50-2d –The primary reasons for the business combination and a description of how the acquirer obtained control of the acquiree

A description of how control was obtained was modified in the above changes. The following paragraph was modified to describe the reason, or result, of the acquisition as follows:

The Merger Agreement will allow the Company to access capital markets as a result of public exchange listing to fund its intent to carry on the business of UHA as an artificial intelligence and blockchain technology company that utilizes real world tokenization to create a virtual investment vehicle on the blockchain linked to tangible assets such as real estate, precious metals, art and collectibles. The Company intends to provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and Guatemala.

27. We note you recorded impairment of assets of $6,983 in 2022. Please tell us, and revise your next amendment, to disclose the specific assets impaired, your accounting policy for impairment under GAAP, and include discussion in MD&A regarding material items in the periods presented.

RESPONSE: Please see response to #22 as shown before regarding the write-off of previously capitalized development costs now deemed unrecoverable.

Other Income and Expenses

Other expenses were $285 during the year ended December 31, 2023, compared to $6,997 during the year ended December 31, 2022. Other expenses consisted of $474 and $0 in interest expense, $493 and $14 in other expenses and $0 and $6,983 in impairment expense from the write-off of previously capitalized development costs, during the years ended December 31, 2023 and 2022, respectively. We recognized $682 in other income during the year ended December 31, 2023, there was no such income during the year ended December 31, 2022.

Please also see the addition of an accounting policy for impairment under Note 1 as follows:

Long Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Should impairment in value be indicated, the carrying value of long lived assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

During the year ended December 31, 2022, the Company recognized $6,983 in impairment expenses for previously capitalized software development project costs no longer deemed viable.

28. We note your offices are located in Florida and El Salvador and your main operations will be spread across Central America and Asia. Please revise your next amendment to include the disclosure requirements in ASC 280-10-41 related to geographic information.

RESPONSE: Would recommend the addition of an accounting policy for concentrations:

Concentrations in Sales to Foreign Customers

During the year ended December 31, 2023, 100% of the generated revenue for software development and consulting was made to foreign customers. An adverse change in either economic conditions abroad or the Company’s relationship with foreign entities could negatively affect the volume of the Company’s international sales and operations.

280-10-55-51 The following illustrates the geographic information required by paragraph 280-10-50-41. Because Diversified Company's segments are based on differences in products and services, no additional disclosures of revenue information about products and services are required (see paragraph 280-10-50-40).

Geographic Information
	Revenues(a)	Long-Lived Assets
United States	$ 19,000	$ 11,000
Canada	4,200	—
Taiwan	3,400	6,500
Japan	2,900	3,500
Other foreign countries	6,000	3,000
Total	$ 31,000	$ 24,000

(a)       Revenues are attributed to countries based on location of customer.

29. We note you recorded compensation expense of $14,946 and $8,083 in 2023 and 2022, respectively, which are described as salaries and wages on page 6 in MD&A. We further note your disclosure on page 18 regarding stock-based compensation. Please tell us, and revise your next amendment as appropriate, to address the following:

• quantify stock-based compensation expense in the periods presented;

• break out stock-based compensation expenses separately on your Consolidated Statements of Operations; and

• include the disclosure requirements of ASC 718-10-50.

RESPONSE: As a general accounting policy disclosure, we left the stock based compensation policy in Note 1. We have revised the note to clarify that there was no stock based compensation recognized in 2022 or 2023.

Stock-Based Compensation

Eco Bright records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. There were no equity instruments issued to employees, no outstanding stock based compensation instruments outstanding and no stock based compensation expense was recognized during the years ended December 31, 2023 and 2022.

30. We note you recorded revenues of $32,132 in 2023 that are described as consulting revenues related to blockchain technology software development sales. Please address the following related to these revenues:

• discuss in greater detail the activities that contributed to these revenues and include additional disclosures in your next amendment;

• discuss if revenues recognized in 2023, or any subsequent interim period, relate to any of the activities discussed on pages 1, 5, and 17, such as digital asset tokenization, digital asset trading, digital wallet activities, and Real World Asset Tokenization;

• disclose your intended revenue recognition policies for these products and/or services; and

• expand your Critical Accounting Estimates on page 5 related to revenue recognition to include the disclosure requirements in Item 303(b)(3) of Regulation S-K.

RESPONSE: Please see the updates to Revenue Recognition

31. Please tell us whether you will accept crypto-assets in payment for your products and/or services, and if so how you will account for receivables denominated in crypto-assets and the crypto assets actually received. Confirm for us whether you currently hold any crypto-assets or crypto-currencies and how you account for them.

RESPONSE: It is not currently planned to accept crypto-assets in payment. We currently hold no crypto-assets on the balance sheet or income statement.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO